SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

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ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2008, OR

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TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

 A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:  Procter & Gamble Ireland Employees Share Ownership Plan, c/o Irish Pensions Trust Limited, 25/28 Adelaide Road, Dublin 2, Ireland.

 B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

 Item 1.
Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

 Item 2.
Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

PROCTER & GAMBLE
IRELAND
EMPLOYEES SHARE
OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits as
of June 30, 2008 and 2007, Statements of
Changes in Net Assets Available for Plan Benefits for
the Years Ended June 30, 2008, 2007 and 2006,
and Report of Independent Registered Public
Accounting Firm

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2008 and 2007	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2008, 2007 and 2006	3

Notes to Financial Statements for the Years Ended June 30, 2008, 2007 and 2006	4-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the Procter & Gamble Ireland Employees Share Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of the Procter & Gamble Ireland Employees Share Ownership Plan (“the Plan”) as of June 30, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for each of the three years ended June 30, 2008, 2007 and 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2008 and 2007, and the changes in net assets available for plan benefits for the years ended June 30, 2008, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Newcastle upon Tyne, United Kingdom

September 30, 2008

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
JUNE 30, 2008 AND 2007

	2008	2007
	€	€
ASSETS:
Investment in The Procter & Gamble Company common stock,
at fair value (82,666 shares at 30 June 2008, 65,788 shares at 30 June 2007)	3,184,051	2,979,890
Investment in The J.M. Smucker Company common stock, at fair value
(Nil shares at 30 June 2008, 291 shares at 30 June 2007)	-	13,703
Cash at bank and in hand	92,797	109,276
Due from The Procter & Gamble Company	111,614	106,184
Other debtors	771	771
Total assets	3,389,233	3,209,824

LIABILITIES:
Other creditors	(5,567)	(5,567)
Accrued administrative expenses	(12,178)	(19,412)
Distributions payable	(103,847)	(79,992)
Total liabilities	(121,592)	(104,971)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	3,267,641	3,104,853

See notes to financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED JUNE 30, 2008, 2007 AND 2006

	2008	2007	2006

	€	€	€
(LOSSES) ADDITIONS:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	(586,434)	68,357	(20,127)
Interest income	8,906	1,987	1,765
Dividend income	72,372	58,428	52,265
Total investment (loss) income	(505,156)	128,772	33,903
Contributions from participating Procter & Gamble
companies	636,380	483,261	344,258
Contributions from participants	636,380	483,261	344,258
Total contributions	1,272,760	966,522	688,516
Reimbursement from participating Procter & Gamble
companies for administrative expenses	-	-	-
Total additions	767,606	1,095,294	722,419

DEDUCTIONS:
Distributions and withdrawals to participants	(601,839)	(618,053)	(483,325)
Administrative expenses	(2,979)	(6,628)	(2,862)
Total deductions	(604,818)	(624,681)	(486,187)

NET INCREASE	162,788	470,613	236,232

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,104,853	2,634,240	2,398,008

End of year	3,267,641	3,104,853	2,634,240

See notes to financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2008, 2007 AND 2006

1.	PLAN DESCRIPTION

The following brief description of the Procter & Gamble Ireland Employees Share Ownership Plan (“Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General - The Plan is a share purchase plan established by Procter & Gamble (Manufacturing) Ireland Limited and Procter & Gamble Limited (“Companies”) to provide a means for eligible Irish employees to tax efficiently purchase shares in The Procter & Gamble Company (“Company”). The Plan is administered by Mercer Limited who were appointed by the Trustees of the Plan and who hold the Plan assets on behalf of the Trustees of the Plan.

Contributions- Employees can contribute up to 2.5% of their base salary. The participating Procter & Gamble companies (see note 6) match all contributions by employees in full.

Distributions and Withdrawals - Participants may withdraw shares from the Plan at any time subject to the following Plan rules.  Participants who withdraw shares from the Plan within 3 years of purchase become liable for income tax.  Participants who withdraw shares from the Plan after 3 years can do so without attracting any income tax.

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participants’ contribution, the participating Procter & Gamble companies’ (see Note 6) matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant’s account.

Vesting - Participants are immediately vested in their contributions, with the participating Procter & Gamble companies matching contributions and earnings.

Investments – Participants are only permitted to invest in Company common stock. Any dividends on shares of Company common stock are separately payable to participants in accordance with the Plan agreement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Expenses of the Plan - Investment management expenses and all other fees and expenses are paid by the participating Procter & Gamble Companies
(see note 6).

Cash at Bank and In Hand – Amounts shown as cash at bank and in hand are uninvested funds held that are to be invested in Company common stock in the following month.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates. The plan invests in The Procter & Gamble Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investment in The Procter & Gamble Company common stock is stated at fair value, which is based on quoted market prices and is translated into Euros at the rate of exchange at 30 June.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

New Accounting Pronouncements —In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its net assets available for benefits and changes in net assets available for benefits when such statement is adopted.

3.	INVESTMENTS

 The Plan’s investment in The Procter & Gamble Company and The J.M. Smucker Company common stock experienced net (depreciation) appreciation in value as follows for the years ended June 30, 2008, 2007, and 2006:

2008	2007	2006
€	€	€

(586,434)	68,357	(20,127)

4.	TAX STATUS

The Irish Tax Authority has determined and informed the Companies that it is an approved Employee Share Scheme under Irish tax legislation.  Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2008 and 2007 and no provision for income taxes has been reflected in the accompanying financial statements.

5.	DISTRIBUTIONS PAYABLE

Distributions payable represent dividends and proceeds from disposals owed to participants and were €103,847 and €79,992 at June 30, 2008 and 2007, respectively. Dividends received by the Plan are separately payable to participants in accordance with the Plan agreement.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

6.     PARTICIPATING PROCTER & GAMBLE COMPANIES

The participating Procter & Gamble Companies are as follows:

·	Procter & Gamble (Manufacturing) Ireland Ltd;
·	Braun Oral-B Ireland Ltd;
·	Procter & Gamble Ltd;
·	Procter & Gamble (HABC) Ltd;
·	Procter & Gamble (L&CP) Ltd.

7.	RELATED PARTY TRANSACTIONS

At June 30, 2008 and 2007, the Plan held 82,666 and 65,788 shares respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of €3,907,539 and €2,994,501, respectively. Contributions from participating Procter & Gamble Companies of €636,380, €483,261 and €344,258 were recorded for the years ended June 30, 2008, 2007 and 2006 respectively. During the years ended June 30, 2008, 2007 and 2006, the Plan recorded dividend income from The Procter & Gamble Company common stock of  €72,372, €58,428 and €52,265, respectively.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, on the 26th day of September, 2008.

PROCTER & GAMBLE IRELAND
EMPLOYEE SHARE OWNERSHIP PLAN

By: /s/ Brian Duncan
    Brian Duncan
   Director
   Irish Pensions Trust Limited,
   Corporate Trustee

        /s/ Richard Fox
      Richard Fox
      Irish Pensions Trust Limited,
      Corporate Trustee

EXHIBIT INDEX

Exhibit No.                                                                   Page Number

23      Consent of Deloitte & Touche LLP                    8

Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement Nos. 333-51219 and 333-108994 on Form S-8 of our report dated September 30, 2008, appearing in this Annual Report on Form 11-K of The Procter & Gamble Ireland Employees Share Ownership Plan for the year ended 30 June 2008.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Newcastle upon Tyne, United Kingdom
September 30, 2008